

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

February 7, 2017

<u>Via E-Mail</u>
Shai N. Gozani, M.D., Ph.D.
President and Chief Executive Officer
NeuroMetrix, Inc.
1000 Winter Street
Waltham, MA 02451

> **Re: NeuroMetrix, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 27, 2017**
> **File No. 333-215792**

Dear Dr. Gozani:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Laurie Abbott at (202) 551-8071 with any questions.

Sincerely,

/s/ Laurie Abbott for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Megan N. Gates, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.